IR-Med, Inc.

ZHR Industrial Zone Rosh Pina,

Israel 1231400

May 2, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	IR-Med, Inc. (CIK: 0001839133)
Withdrawal of Registration Statement on Form S-1 (File No. 333-280446)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), IR-Med, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form S-1 (File No. 333-280446) together with all exhibits thereto (the “Registration Statement”).

The Registrant is hereby requesting such withdrawal due to adverse market conditions for smaller companies.

The Registrant hereby confirms that no securities have been sold in connection with the offering contemplated by the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission.

If you have any questions or comments regarding this request for withdrawal, please contact the Registrant’s counsel, Ron Ben-Bassat of Sullivan & Worcester LLP at 212-660-5003 or rbenbassat@sullivanlaw.com.

Sincerely,

/s/ Sharon Levkoviz
Sharon Levkoviz
Chief Financial Officer